

July 28, 2010

Vincent K. McMahon
Chief Executive Officer
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, CT 06902

> **Re:** **World Wrestling Entertainment, Inc.**
> **Form 10-K: For the fiscal year ended December 31, 2009**
> **Form 10-Q: For the quarterly period ended March 31, 2010**
> **Definitive Proxy Statement filed March 17, 2010**
> **File No. 001-16131**

Dear Mr. McMahon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the fiscal year ended December 31, 2009

Item 6. Selected Financial Data, page 16

1.  Please expand your disclosure to briefly describe or cross-reference to a discussion of factors that have materially affected the comparability of the information reflected in your table of selected financial data. For example, we believe that it may be appropriate for you to briefly describe or cross-reference to discussions of (i) the material charge recorded during fiscal year 2009 for potentially uncollectible account receivable balances and (ii) the material impairment charge recorded against the carrying value of your feature film production assets during fiscal year 2007. In addition, please consider whether similar disclosure should accompany the table of quarterly financial data presented in Note 20 to your financial statements. Refer to Instruction 2 to Item 301 of Regulation S-K, as well as Item 302(a)(3) of Regulation S-K, for further guidance.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 compared to Year Ended December 31, 2008, page 18

2.      For annual as well as interim periods in which you have experienced material fluctuations in the "cost of revenues" attributable to a segment, or a presented component thereof, please expand your disclosure to provide a more detailed analysis of (i) the factors that have resulted in such fluctuations and (ii) the associated relative impact on the segment or component's contribution margin.  For example, we note from your disclosure that the cost of revenue attributable to your pay-per-view events declined for fiscal year 2009 due to lower production related costs.  However, it is not clear from your disclosure how you were able to significantly reduce production costs, despite producing the same number of pay-per-view events.  In this regard, we believe that you should provide a more detailed analysis of the factors that resulted in lower production costs, as additional analysis may allow readers to further assess the sustainability of both the cost savings and the pay-per-view contribution margin.  Similarly, we believe that including a more detailed analysis of the "cost containment improvements" realized in connection with your television programming during fiscal year 2009 and the first quarter of 2010, as noted from your current disclosure, would provide meaningful information.  In particular, such disclosure would enable readers to better understand how you were able to (a) reduce the "cost of revenue" in fiscal year 2009, despite the introduction of a new show in April 2009 and (b) significantly increase the contribution margin related to your television rights fees.  Furthermore, we note instances in which you have not provided an analysis of material changes in the contribution margin for the presented components of your segments.  For example, the fiscal 2009 contribution margin for venue merchandise increased by 12.8% on a relative basis from 39% in 2008 to 44% in 2009; yet, no analysis has been provided as to why or how.  As another example, for the three months ended March 31, 2010, you did not provide an analysis of the variance in the profit contribution margin for live events, and there was no comparative information provided with regard to the North American profit contribution margin.  Please also revise your disclosure to address these and similar changes to profit contribution margin.

Provision for Income Taxes, page 22

3.      Please expound upon what "tax benefits related to a change in previously unrecognized tax positions" represents.  In this regard, discuss how and why it impacts your effective tax rate and provide a meaningful analysis of the factors and/or circumstances resulting in the changes in previously unrecognized tax positions.  Additionally, based on the statutory and effective tax rate reconciliation table in the "Income Taxes" footnote (i.e., Note 11) to your financial statements, it appears that the decrease in the deferred tax asset valuation allowance materially impacted your effective tax rate for 2009.  However, there is no discussion of that decrease, nor the factors and/or circumstances that resulted in

such decrease, in your MD&A disclosure.  Please revise your disclosure for the above noted items, and provide us with a copy of the intended revised disclosure.

Liquidity and Capital Resources, page 27

4.      We note that you have provided a very limited analysis of the cash flows provided by your company's operating activities here and in the Form 10-Q for the three months ended March 31, 2010.  We note further that your "net cash provided by operating activities" has fluctuated much more significantly than your reported net income over the last three fiscal years.  As such, for each reporting period presented in your statement of cash flows, please expand your disclosure to provide a detailed analysis of the net cash flows provided by operating activities.  This analysis should address both reported cash flows and the variance between comparable periods.  In addition, we note that your expanded disclosure should discuss your company's cash flows in terms of cash receipts and cash disbursements, similar to your disclosure regarding the cash used for feature film production.  Furthermore, you should discuss any business and/or operational factors that may have impacted or are expected to impact the amount of cash provided by your operating activities.  For example, on page 14 of your Form 10-Q for the quarterly period ended March 31, 2010, you disclose that you have experienced a general slow-down in the receipt of payment from several of your partners/customers over the past several months.  In this regard, your expanded disclosure should discuss the impact of the changes in the timing of collections on your cash flows from operating activities, if applicable and material.  For further guidance, please refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.  Please provide your proposed expanded disclosure as part of your response.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5.      Please disclose your accounting policies related to the recognition of revenue and costs attributable to your television rights contracts.  In this regard, we believe that you should specifically disclose the manner and timing of both revenue and cost recognition.  In addition, we believe that your expanded disclosure should discuss when and how you recognize television production incentives, such as the incentives of approximately $8.3 million that were both received and recognized in fiscal year 2009.  Finally, please consider expanding your disclosure to provide a brief description of your television rights contracts (e.g., the typical length of your contracts and whether television rights fees are

typically fixed, vary, or escalate over the term of your contracts), to the extent that such information would facilitate a better understanding of your revised disclosure.

## Note 13. Commitments and Contingencies

### IPO Class Action, page F-20

6.     We note that on October 6, 2009, the United States District Court for the Southern District of New York granted final approval of a settlement agreement related to the purported class action filed against your company and certain of your officers in December of 2001.  However, it is unclear from your disclosure whether the settlement agreement resulted in the recognition of any loss by your company.  In addition, you state that (i) various objectors have filed notices to appeal the court's decision and (ii) you are unable to predict whether those appeals will be successful.  However, it is not clear from your disclosure whether your company has objected to either the settlement agreement or the court's final decision.  With regard to the observations noted above, please tell us and disclose as appropriate (a) whether your company has incurred a loss or financial obligation as a result of the settlement agreement, as well as the amount of such loss or obligation, if applicable, (b) whether you have accrued for the full amount of any financial obligations prescribed under the settlement agreement, and (c) whether you have objected to the settlement agreement and/or appealed the decision made by the court on October 6, 2009.

## Form 10-Q: For the quarterly period ended March 31, 2010

## Item 1. Consolidated Financial Statements (unaudited)

## Consolidated Balance Sheet, page 3

7.     We note that your "accrued expenses and other liabilities" balance at March 31, 2010 increased by more than 29% from the balance reported at December 31, 2009.  However, the footnotes to your financial statements do not include any supplemental information regarding significant items that may comprise the balances reported for each period.  While we acknowledge that Article 10 of Regulation S-X allows for the presentation of condensed consolidated financial information and reduced footnote disclosure in interim period financial statements, Article 10-01(a)(5) of Regulation S-X indirectly suggests that it may be appropriate to disclose the details of accounts which have changed significantly in amount or composition since the end of the most recently completed fiscal year.  In this regard, it appears that it may have been appropriate for the footnotes to your financial statements to provide additional information regarding the composition of the "accrued expenses and other liabilities" balances reported for each reporting period.  In future filings, please expand the footnotes to your interim period financial statements to provide additional information regarding the composition of accounts whose balance or composition has changed significantly since your most recently completed fiscal year.

As part of your response, please identify any material items included in the balance reported at March 31, 2010.

8.     Please tell us and, if appropriate, disclose both the nature of and reason for the significant increase to your current deferred income balance at March 31, 2010.  At a minimum, it appears that it may be appropriate to discuss any related cash receipts as part of your MD&A disclosure regarding cash provided by operating activities.

Note 6.  Property and Equipment, page 10

9.     You state that during fiscal year 2010, you received tax credits related to your infrastructure improvements, which you recorded as a reduction to the carrying value of the related asset balances.  However, you also state that depreciation for the quarter ended March 31, 2010 reflected a one-time benefit related to an infrastructure tax credit.  In this regard, please explain to us the circumstance that resulted in the recognition of an infrastructure tax credit as a reduction to your reported depreciation expense, as opposed to a reduction to the carrying value of the related long-lived assets.  As part of your response, also tell us whether you expect to receive additional infrastructure tax credits in future periods.

Definitive Proxy Statement filed March 17, 2010

The Board and Committees, page 5

10.     We note your statement on page nine that "these management directors have among them significant expertise in creative matters, television, talent development, live events and consumer goods, each of which is a critical aspect of our business."  Please confirm that in future filings, you will discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director, on a director-by-director basis.

Certain Relationships and Related Transactions, page 24

11.     We note your disclosure on page 24 that Mr. Levesque's compensation is in line with comparable figures.  Please confirm that in future filings you will provide the disclosure regarding his compensation required by Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or me at 202-551-3380 with any other questions.

Sincerely,


Lyn Shenk
Branch Chief